UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

                 Sorrento Therapeutics, Inc.

(Name of Issuer)

                        Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

                               83587F202

(CUSIP Number)

                           December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587F202		13G	Page 2 of 14
1	NAME OF REPORTING PERSON Wildcat Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,738,232 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,738,232 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738,232 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%(1)
12	TYPE OF REPORTING PERSON OO

(1) The calculation assumes that there are a total of 79,321,842 shares of Common Stock (as defined herein) outstanding as of November 1, 2017, as set forth in the Issuer’s Annual Report on Form 10-Qfor the fiscal quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2017.

CUSIP No. 83587F202		13G	Page 3 of 14
1	NAME OF REPORTING PERSON Wildcat – Liquid Alpha, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON OO

.

CUSIP No. 83587F202		13G	Page 4 of 14
1	NAME OF REPORTING PERSON Infinity Q Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 83587F202		13G	Page 5 of 14
1	NAME OF REPORTING PERSON Infinity Q Management Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 83587F202		13G	Page 6 of 14
1	NAME OF REPORTING PERSON Infinity Q Diversified Alpha Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 83587F202		13G	Page 7 of 14
1	NAME OF REPORTING PERSON Bonderman Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,738,232 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,738,232 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738,232 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%(2)
12	TYPE OF REPORTING PERSON PN

(2) The calculation assumes that there are a total of 79,321,842 shares of Common Stock (as defined herein) outstanding as of November 1, 2017, as set forth in the Issuer’s Annual Report on Form 10-Qfor the fiscal quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2017.

CUSIP No. 83587F202		13G	Page 8 of 14
1	NAME OF REPORTING PERSON Leonard A. Potter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,738,232 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,738,232 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738,232 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%(3)
12	TYPE OF REPORTING PERSON IN

(3) The calculation assumes that there are a total of 79,321,842 shares of Common Stock outstanding as of November 1, 2017, as set forth in the Issuer’s Annual Report on Form 10-Qfor the fiscal year ended September 30, 2017, filed with the SEC on November 9, 2017.

CUSIP No. 83587F202		13G	Page 9 of 14
1	NAME OF REPORTING PERSON James Velissaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

Sorrento Therapeutics, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

9830 Judicial Drive

San Diego, California 92121

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly on behalf of Wildcat Capital Management, LLC (“Wildcat”), Wildcat – Liquid Alpha, LLC (“WLA”), Infinity Q Capital Management, LLC (“IQCM”), Infinity Q Management Equity, LLC (“IQME”), Infinity Q Diversified Alpha Fund (“IQDA”), Bonderman Family Limited Partnership (“BFLP”), Leonard A. Potter and James Velissaris (each, a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1) under the Act. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” within the meaning of Section 13(d)(3) of the Act exists.

The agreement required by Rule 13d-1(k)(1)(iii) was previously filed with the SEC as Exhibit A to the Schedule 13G filed by the Reporting Persons on April 18, 2016.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of Wildcat, IQCM, IQME, IQDA, Leonard A. Potter and James Velissaris is:

888 7th Avenue, 37th Floor

New York, New York 10106

The principal business address of each of BFLP and WLA is:

301 Commerce Street, Suite 3150

Fort Worth, Texas 76102

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

Item 2(e).  CUSIP Number: 83587F202

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of

Item 4.	Ownership
(a) Amount Beneficially Owned:

BFLP holds 1,738,232 shares of Common Stock (the “BFLP Shares”). Wildcat may be deemed to beneficially own the BFLP Shares based on having voting power, which includes the power to vote or to direct the voting of such shares, and investment power, which includes the power to dispose, or direct the disposition of, such shares, pursuant to the terms of the BFLP limited partnership agreement and an investment management agreement by and between Wildcat and BFLP. Pursuant to the terms of the investment management agreement, BFLP (i) delegates investment power with respect to the BFLP Shares to Wildcat and (ii) may direct Wildcat to proscribe a particular investment, investment strategy or investment type. The investment management agreement can be terminated by BFLP upon 15 days’ prior written notice or by Wildcat upon 90 days’ prior written notice.

Mr. Potter is an officer and the sole member of Wildcat. Because of the relationship of Mr. Potter to Wildcat, Mr. Potter may be deemed to beneficially own the BFLP Shares.

(b)	Percent of Class:
See responses to Item 11 on each cover page.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See responses Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See response to Item 4(a) above.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10.   Certification.

By signing below each party certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: February 12, 2018

Wildcat Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: President

Wildcat – Liquid Alpha, LLC

By: /s/ Clive Bode
Name: Clive Bode Title: President

Infinity Q Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: Chief Executive Officer

Infinity Q Management Equity, LLC

By: /s/ James Velissaris
Name: James Velissaris Title: Sole Manager

Infinity Q Diversified Alpha Fund

By: Infinity Q Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: Chief Executive Officer

Bonderman Family Limited Partnership

By: /s/ Clive Bode
Name: Clive Bode Title: President

Leonard A. Potter

By: /s/ Leonard A. Potter
Name: Leonard A. Potter

James Velissaris

By: /s/ James Velissaris
Name: James Velissaris